

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 10, 2008

Mr. David Henstridge
Chief Financial Officer
Tumi Resources Limited
#1305, 1090 West Georgia Street
Vancouver, British Columbia
Canada, V6E 3V7

> **Re: Tumi Resources Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 26, 2008**
> **File No. 000-50244**

Dear Mr. Henstridge:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Financial Statements

Note 13 – Differences between Canadian and U.S. GAAP, page F-20

1. We see that you are reclassifying the full amount of investing cash expenditures reported under Canadian GAAP on page F-5 as expenditures on mineral resource interests to the operating section for U.S. GAAP purposes; and note that you have similar adjustments in the reconciliation on page 8. Given the property cost

details in Schedule I, it appears that you are reclassifying both the mineral rights acquisition costs that should be capitalized under U.S. GAAP pursuant to the guidance in EITF 04-02 (subject to impairment testing under SFAS 144 and EITF 04-03) and exploration costs. Any cash expenditures representing the costs of acquiring mineral rights that you capitalize under U.S. GAAP should be reported as investing cash flows, not reclassified as operating cash flows.

<u>Control and Procedures, page 57</u>

2.   We note that you filed the certification required under Item 19 of Form 20-F as Exhibit 31 (although it is labeled as Exhibit 12.1). Please revise this certification to include the introductory language of paragraph 4 and the language of paragraph 4(b), as set forth in Exhibit Instruction 12.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief